UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

Separation Request of Executive Officer and Group President, Asset Management

The Board of Directors (the “Board”) of ReNew Energy Global Plc (“ReNew” or the "Company") has taken note of the separation request of Mr. Balram Mehta as Executive Officer (Group President, Asset Management) of ReNew. The effective date of Mr. Mehta’s separation from the Company as an Executive Officer will be 31st March, 2026. However, his services shall continue to be available to the Company up to 30th June, 2026. Mr. Mehta’s decision to separate is not a result of any dispute or disagreement with ReNew, its Board or management, or any matters relating to the operations, performance, policies, or practices of ReNew. The Board extends its sincere thanks to
Mr. Mehta for his services and wishes him well in his future endeavors.

Mr. Mehta will continue as ReNew’s Executive Officer and Group President, Asset Management until 31st March, 2026. There is no intention currently to appoint a replacement for Mr. Mehta and his responsibilities are being allocated to Mr. Sivaprasad M.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary